UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03006061

January 23, 2003

PROCESSED
FEB 14 2003
THOMSON
FINANCIAL

Act 1934
Section
Rule 14A-8
Public Availability 1-23-2003

Darlene D. Kleiner
Assistant General Counsel
Verizon Communications Inc.
1095 Avenue of the Americas
Room 3869
New York, NY 10036

Re: Verizon Communications Inc.
Incoming letter dated December 16, 2002

Dear Ms. Kleiner:

This is in response to your letter dated December 16, 2002 concerning the shareholder proposal submitted to Verizon by the Massachusetts Carpenters Pension and Annuity Funds. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, N.W.
Washington, DC 20001

1095 Avenue of the Americas
Room 3869
New York, NY 10036
Tel 212 395-6299
Fax 212 575-6386

Darlene D. Kleiner
Assistant General Counsel

verizon

December 16, 2002

VIA UPS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Verizon Communications Inc.
Commission File No. 1-8606
Rule 14a-8, Shareholder Proposal
of Massachusetts State Carpenters Pension & Annuity Funds

Ladies and Gentlemen:

Verizon Communications Inc. (the "Corporation") received a letter, dated November 1, 2002, from the Massachusetts State Carpenters Pension & Annuity Funds (the "Proponent"), requesting that the Corporation submit a proposal (the "Proposal") to the Corporation's 2003 Annual Meeting of Shareholders. The Proposal requests that the Corporation's Board of Directors adopt a policy restricting the Corporation's outside auditors from providing "management consulting services" to the Corporation. A copy of the Proponent's request and the Proposal are attached hereto as Exhibit A.

On behalf of the Corporation, I hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Corporation's intention to omit the Proposal from the Corporation's Proxy Materials in connection with the 2003 Annual Meeting of Shareholders for the reasons hereinafter set forth. In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, I enclose for filing five additional copies of this letter and the Exhibit hereto.

Rule 14a-8(i)(3) and Rule 14a-9: Misleading Statements in Violation of Proxy Rules

Rule 14a-8(i)(3) states that a shareholder proposal may be omitted if it is "contrary to any of the Commission's proxy rules", including Rule 14a-9's prohibition on materially false or misleading statements in proxy materials. The Proposal requests the Board of the Corporation to adopt a policy that the Corporation's independent auditor should not also be retained to provide "management consulting services" to the Corporation. The Proposal is fundamentally flawed in that the central term on which it depends, "management consulting services", has no generally accepted definition or meaning under the securities laws, auditor independence standards, the Commission's current rules on qualification of accountants, or the Commission's recently proposed rules on auditor independence pursuant to the Sarbanes-Oxley Act of 2002 (Securities Exchange Act Release No. 34-46934 (December 2, 2002)). Indeed, the Proponent appears to acknowledge that there is no such term in the Sarbanes-Oxley Act.

It is also not clear from the Proposal whether the requested prohibition concerning "any affiliated company" refers to affiliates of the "Company" or to affiliates of "the public accounting firm." Again, this is a material ambiguity. Neither the shareholders who would be asked to vote on the Proposal nor the Board which would be asked to act on the Proposal would be able to determine the scope of the requested prohibition.

The Commission Staff has previously found stockholder proposals to be misleading within the meaning of Rule 14-8(i)(3), and in numerous no-action letters has permitted the exclusion of such proposals, when they were "vague and indefinite" and subject to differing determinations by shareholders voting on the proposal and the company's board in implementing the proposal, with the result that any action ultimately taken by the company could be significantly different from the action envisioned by the shareholders voting on the proposal. Exxon Corporation (January 2, 1997). The Staff has permitted exclusion when proposals were "inherently so vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires", e.g., Philadelphia Electric Company (July 30, 1992); e.g., NYNEX Corporation (January 12, 1990).

Accordingly, since the Proposal is vague and misleading, it may be omitted from the Corporation's Proxy Materials under Rule 14a-8(i)(3).

Rule 14a-8(i)(7): Ordinary Business Operations

Under Rule 14a-8(i)(7), a proposal is excludable from a company's proxy materials if it deals with a matter relating to the conduct of the ordinary business operations of the company. Although as noted above, the Proposal is inherently vague and ambiguous, it would appear to operate to restrict management in its ability to consult with the audit firm on day-to-day matters. Thus, the Proposal would interfere with the conduct of the Company's ordinary business operations. The Proposal would also operate, in effect, to restrict the Board in its selection of an audit firm. In a line of no-action letters, the Commission Staff has consistently taken the position that shareholder proposals relating to the selection and qualification of a company's independent auditors may be omitted from a company's proxy materials pursuant to Rule 14a-8(i)(7). See, e.g., Community Bancshares, Inc. (March 15, 1999); Excalibur Technology Corporation (May 4, 1998); Occidental Petroleum Corporation (December 11, 1997); Transamerica Corporation (March 8, 1996); LTV Corporation (December 30, 1996). More recently, the Staff reaffirmed its longstanding position that shareholder proposals dealing with the selection of a company's independent auditors may be excluded from a company's proxy materials pursuant to Rule 14a-8(i)(7) because such proposals related to the company's ordinary business operations. SONICblue Incorporated (March 23, 2001).

In SONICblue, a shareholder submitted a proposal mandating that the company's auditor be selected annually by shareholder vote. The shareholder argued that because the Commission had recently revised its Auditor Independence Requirements, the selection of the auditor was not an ordinary business matter entirely within the discretion of the company's management. The Staff, however, concurred in SONICblue's opinion that the proposal could be excluded from the proxy materials under Rule 14a-8(i)(7) " as relating to SONICblue's ordinary business operations (i.e., the method of selecting independent auditors)."

The Corporation's decision whether to limit the services of its auditor to an extent greater than required by already comprehensive statutes, Commission rules, and stock exchange rules is within the purview of the ordinary business judgement of the Corporation and its management and not within the purview of a shareholder proposal. The Staff has permitted exclusion on ordinary business grounds of a proposal that addresses a topic on which the Commission has promulgated a rule, but which seeks to require a company to do something beyond that which the rule requires. For example, when a proposal seeks to require a company to make a financial disclosure that goes beyond the financial statement disclosures which are required by the rules of the Commission or stock exchange, the Staff has permitted the company to exclude the proposal under Rule 14a-8(i)(7). In Santa Fe Southern Pacific Corporation (January 30, 1986), the Staff allowed the exclusion of a proposal requiring the preparation and disclosure of certain financial statements to which the company objected under Rule 14a-8(c)(7) (predecessor to Rule 14-8(i)(7)) "since it appears to deal with a matter relating to the conduct of the Company's ordinary business operations (i.e., the determination to make financial disclosure not required by law)." See, also, Arizona Public Service Company (February 22, 1985), where the Staff concurred that the proposal "appears to deal, in part, with a matter relating to the conduct of the Company's ordinary business operations (i.e., the voluntary disclosure of the Company's operating expenses for advertising, research and development and outside professional and consultative services)."

The Proposal thus addresses "tasks so fundamental to management's ability to run the company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and it seeks to "micro-manage" a company "by probing too deeply into matters of a complex nature which shareholders, as a group, would not be in a position to make an informed judgement." Securities Exchange Act Release No. 34-40018 (May 21, 1998).

In light of the foregoing, in my opinion, the Proposal may be omitted from the Corporation's Proxy Materials under Rule 14a-8(i)(7).

* * * * * * * * *

For each of the above reasons, it is my opinion that the Proposal may properly be omitted from the Proxy Materials for the Corporation's 2003 Annual Meeting of Shareholders. I respectfully request your confirmation that the Commission Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from the Proxy Materials for the Corporation's 2003 Annual Meeting of Shareholders.

Kindly acknowledge receipt of the letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (212) 395-6299.

Very truly yours,

Darlene D. Kleiner
Assistant General Counsel

Enclosures

DDK/fi

cc: Mr. Edward J. Durkin, Corporate Governance Advisor
United Brotherhood of Carpenters

Carpenters Benefit Funds

Exhibit A
350 Fordham Road
Wilmington, MA 01887
www.carpentersfund.org
Phone 978-694-1000
Fax 978-657-9973

Thomas J. Harrington
Chairman

Harry R. Dow
Executive Director

[SENT VIA FACSIMILE 212-869-3265]

November 1, 2002

Marianne Drost
Corporate Secretary
Verizon Communications, Inc.
1095 Avenue of the Americas
New York, New York 10036

Re: Shareholder Proposal

Dear Ms. Drost:

On behalf of the Massachusetts Carpenters Pension & Annuity Funds ("Funds"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Verizon Communications, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of auditor independence. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Funds are the beneficial owner of approximately 60,520 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Funds and other Carpenter pension funds are long-term holders of the Company's common stock.

The Funds intend to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Funds' beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Thomas J. Harrington

Thomas J. Harrington
Fund Chairman

cc. Edward J. Durkin

Enclosure

Auditor Conflicts Proposal

Resolved, that the shareholders of Verizon Communications, Inc. ("Company") request that the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide any management consulting services to our Company.

Statement of Support: The role of independent auditors in ensuring the integrity of the financial statements of public corporations is fundamentally important to the efficient and effective operation of the financial markets. The U.S. Securities and Exchange Commission recently stated:

Independent auditors have an important public trust. Investors must be able to rely on issuers' financial statements. It is the auditor's opinion that furnishes investors with critical assurance that the financial statements have been subjected to a rigorous examination by an objective, impartial, and skilled professional, and that investors, therefore, can rely on them. If investors do not believe that an auditor is independent of a company, they will derive little confidence from the auditor's opinion and will be far less likely to invest in that public company's securities. *Final Rule: Revision of the Commission's Auditor Independence Requirements, Release No. 33-7919, Feb. 5, 2001.*

We believe that today investors seriously question whether auditors are independent of the company and corporate management that retain them. A major reason for this skepticism, we believe, is that management of once admired companies such as Enron, Tyco, and WorldCom have misled investors and their auditors have either been complicit or simply inept. Over the last year hundreds of billions of dollars in market value have vanished as investors have lost confidence in the integrity of our markets. A key reason for this lack of confidence is the distrust investors have in companies' financial statements.

The U.S. Congress has attempted to respond to this crisis of confidence through passage of the Sarbanes-Oxley Act of 2002 (the "Sarbanes Act"). The Sarbanes Act prohibits a company's auditors from performing a wide range of defined non-audit services. These prohibitions, in turn, track the defined non-audit services in Rule 2-01(c)(4) of the SEC's Final Rule: Revision of the Commission's Auditor Independence Requirements, Release No. 33-7919, Feb. 5, 2001.

However, the Sarbanes Act fails to prohibit auditors from providing management consulting services, which we believe represents a significant loophole. While the Act does require that the audit committee of the board preapprove these non-audit services, we do not believe that is enough. We believe that management consulting represents a significant source of potential revenue to auditors and poses serious conflict of interest issues. For this reason, we think the better course is for companies not to engage their auditors to perform any management consulting services.

Many companies, including ours, either continue to engage their auditors to provide management consulting or provide inadequate disclosure in their proxy statements to ascertain whether they continue to engage their auditors for management consulting services. We urge your support for this resolution asking the board to cease engaging auditors for management consulting.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 23, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 16, 2002

The proposal requests that the board of directors adopt a policy "stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide any management consulting services to our Company."

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Verizon may omit the proposal from its proxy material in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(7). That provision permits the omission of a proposal that deals with a matter relating to the ordinary business operations of a registrant. In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Alex Shukhman
Attorney-Advisor